UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-8F

Application Pursuant to Section 8(f) of the
Investment Company Act of 1940 (“Act”)
and Rule 8f-1 Thereunder for Order Declaring
that a Registered Investment Company has Ceased
to be an Investment Company under the Act

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[X]           Merger
[  ]           Liquidation
[  ]           Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)
[  ]           Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: AFBA 5Star Funds

3.	Securities and Exchange Commission File No.: 811-08035

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]           Initial Application                                [X]           Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

909 N. Washington Street
Alexandria, VA 22314

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Robert E. Morrison, Jr.
Armed Forces Benefit Association
909 N. Washington Street
Alexandria, VA 22314
(703) 706-5972

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Robert E. Morrison, Jr.
Armed Forces Benefit Association
909 N. Washington Street
Alexandria, VA 22314
(703) 706-5972

(records relating to the investment adviser of the AFBA 5Star Funds)

PFPC Trust Company
301 Bellevue Parkway
Wilmington, DE 19809

(records relating to the custodian of the AFBA 5Star Funds)

BNY Mellon Investment (U.S.) Inc. (formerly, PNC Global Investment Services (U.S.) Inc.)
760 Moore Road
King of Prussia, PA 19406

(records relating to the administrator and transfer and dividend disbursing agent of the AFBA 5Star Funds)

BNY Mellon Distributors Inc. (formerly, PFPC Distributors Inc.)
760 Moore Road
King of Prussia, PA 19406

(records relating to the principal underwriter of the AFBA 5Star Funds)

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]           Management company;
[  ]           Unit investment trust; or
[  ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]           Open-end                                [  ]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

AFBA 5Star Investment Management Company
909 N. Washington Street
Alexandria, VA 22314

The London Company
1801 Bayberry Court, Suite 301
Richmond, VA 23226

Financial Counselors, Inc.
442 West 47th Street
Kansas City, MO 64110

Marvin & Palmer Associates, Inc.
1201 N. Market Street, Suite 2300
Wilmington, Delaware 19801

Dreman Value Management, LLC
Harborside Financial Center, Plaza 10, Suite 800
Jersey City, NJ 07311

Scout Investment Advisors, Inc.
1010 Grand Boulevard
Kansas City, MO 64106

TrendStar Advisors, LLC
7300 College Boulevard, Suite 308
Overland Park, KS 66210

Bjurman, Barry & Associates
2049 Century Park East, Suite 2505
Los Angeles, CA 90067

Kornitzer Capital Management, Inc.
5420 W. 61st Place
Shawnee Mission, KS 66205

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

BNY Mellon Distributors Inc. (formerly, PFPC Distributors, Inc.)
760 Moore Road
King of Prussia, PA 19406

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ]  Yes                                 [X]  No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes	[ ] No

If Yes, state the date on which the board vote took place:  November 17, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X]  Yes                      [  ]  No

If Yes, state the date on which the shareholder vote took place:  March 12, 2010

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]  Yes                      [  ]  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

March 12, 2010

(b)	Were the distributions made on the basis of net assets?

[X]  Yes                      [  ]  No

(c)	Were the distributions made pro rata based on share ownership?

[X]  Yes                      [  ]  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[  ]  Yes                      [  ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[  ]  Yes                      [  ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]  Yes                      [  ]  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]  Yes                      [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[  ]  Yes                      [X]  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[  ]  Yes                                [  ]  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ]  Yes                                [X]  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $29,259
(ii)	Accounting expenses: $3600
(iii)	Other expenses (list and identify separately): $62,087
Transfer agent conversion fees                                                      $49,925
Proxy solicitation costs                                                                    $12,162
(iv)           Total expenses (sum of lines (i)–(iii) above):                                                                                     $94,946

(b)	How were those expenses allocated?

All fees and expenses incurred directly in connection with the merger were borne by AFBA Investment Management Company, the investment adviser to the acquired funds, and FBR Fund Advisers, Inc., the investment adviser to the acquiring funds, as agreed between them.

(c)	Who paid those expenses?

AFBA Investment Management Company and FBR Fund Advisers, Inc. as noted in (b) above.

(d)	How did the fund pay for unamortized expenses (if any)?

All estimated Fund expenses were fully amortized prior to the closing date of the merger.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[X]  Yes                                [  ]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

No notice or order has been issued.  The file number for the initial Form N-8F is 811-08035.  The application was filed on September 22, 2010.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[  ]  Yes                                [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]  Yes                                [X]  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)State the name of the fund surviving the Merger: FBR Funds. The name of the surviving portfolios are as follows:

Merging AFBA 5Star Fund	Corresponding Surviving FBR Fund
AFBA 5Star Large Cap Growth Fund	FBR Pegasus FundTM
AFBA 5Star Mid Cap Value Fund	FBR Pegasus Mid Cap FundTM
AFBA 5Star Small Cap Fund	FBR Pegasus Small Cap Growth FundTM
AFBA 5Star Science & Technology Fund	FBR Technology Fund
AFBA 5Star Balanced Fund	FBR Balanced Fund
AFBA 5Star Total Return Bond Fund	FBR Core Bond Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-21503

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

FBR Funds, File No. 333-164052, Form N-14 (filed 12/29/09).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the AFBA 5Star Funds, (ii) he is the President of AFBA 5Star Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/Robert E. Morrison, Jr.
Robert E. Morrison, Jr.
President
AFBA 5Star Funds

December 14, 2010